UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 29, 2004 or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from                      to

COMMISSION FILE NUMBER 1-14989

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

WESCO INTERNATIONAL, Inc.

225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan

Financial Statements
December 29, 2004 and 2003

WESCO Distribution, Inc.
Retirement Savings Plan
Index
December 29, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–9

Supplemental Schedule

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)	10–14
Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To the Investment and Administrative Committees of
WESCO Distribution, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) at December 29, 2004 and 2003, and the changes in net assets available for benefits for the fiscal year ended December 29, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pittsburgh, Pennsylvania
June 17, 2005

WESCO Distribution, Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 29, 2004 and 2003

	2004	2003
Investments (Notes 2 and 6)	$258,137,520	$228,849,727
Receivables
Employee contributions	5,156	58,562
Employer matching contributions	2,185	24,353
Employer profit sharing discretionary contribution	8,354,151	3,770,102
Accrued interest	12,921	14,058

Net assets available for benefits	$266,511,933	$232,716,802

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Fiscal Year Ended December 29, 2004

Additions
Employee contributions	$13,001,665
Employee rollovers	753,147
Employer contributions	12,579,186
Net appreciation from registered investment companies	12,296,157
Net appreciation from common/collective trust funds	5,546,973
Net appreciation from stock funds and self-directed accounts	7,232,274
Interest and dividend income	632,234

Total additions	52,041,636

Deductions
Distributions to withdrawing participants	18,246,505

Total deductions	18,246,505

Net increase	33,795,131
Net assets available for benefits
Beginning of year	232,716,802

End of year	$266,511,933

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan

Notes to Financial Statements
December 29, 2004 and 2003

1.	Major Features of the Plan

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their compensation or $13,000. Participants may elect to make after-tax contributions ranging from 1% up to the lesser of 50% of their compensation or $13,000. The $13,000 may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the Tax Deferred Contributions and the After-Tax Contributions cannot exceed 15% of the participant’s compensation. Subject to limitation, the Company will make contributions (“Regular Company Contributions”) in an amount equal to 50% of a participant’s total monthly contributions up to a maximum of 6%. Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit ($13,000 in 2004). An individual’s total catch-up contributions during 2004 cannot exceed $3,000. This limit increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be indexed for inflation. In addition, the Company may, at the Board of Directors’ discretion, make a discretionary profit sharing contribution (“Company Profit Sharing Contribution”) to the Plan provided certain predetermined profit levels are attained. The Company made a profit sharing contribution of $8,354,151 and $3,770,102 for the fiscal years ended December 29, 2004 and 2003, respectively.

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%

In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 2004 were approximately $530,000.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2004 and 2003

Seventeen options were available for investment of contributions to the Plan as of December 29, 2004. A brief description of the investment options is as follows:

Fund	Description
American Balanced Fund	Broadly diversified fund that invests in securities and bonds for the preservation of capital, current income and long-term growth of capital and income

American Century Value Fund	Long-term capital growth fund that invests in securities that its management believes are undervalued at the time

American Express Trust Equity Index Fund I	Diversified corporate stock fund that seeks to achieve a return as close as possible to the Standard and Poor’s 500 Stock Index

American Express Trust Stable Capital Fund II	Fund that invests in U.S. government agency bonds

American Express Trust Midcap Growth Fund	Invests in a portfolio consisting of equity securities, primarily comprised of mid-to-large capitalized companies, convertible securities, money market instruments and stock index future contracts

AXP New Dimension Fund	Common stock fund that seeks companies showing potential for significant growth for long-term growth of capital

Blockbuster Stock Pool	Invests in the stock of Blockbuster as a result of Viacom’s purchase of Blockbuster

Columbia Contrarian Income Fund	This bond fund normally invests at least 65% of its assets in U.S. Government debt securities, investment grade bonds, and cash and cash equivalents

Columbia Acorn Fund	The fund invests primarily in common stocks of small to medium sized companies with capitalizations of less than than $2 billion.

MFS Value Fund	Diversified fund that invests in income-producing equities, fixed-income securities, and foreign securities

Pro-Mix Max Term Investment Trust Fund
This fund invests in an aggressive, growth-oriented mix of stocks, bonds and cash that seeks to achieve the high level of long-term capital growth typically associated with an investment in the stock market

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2004 and 2003

Fund	Description
Pro-Mix Extended Term Investment Trust Fund	This fund invests in a growth-oriented mix of stocks, bonds and cash whose primary goal is to seek long-term growth of capital with an important secondary goal of dampening market volatility

Pro-Mix Moderate Term Investment Trust Fund
This fund invests in a moderately conservative mix of stocks, bonds and cash that seeks to balance conflicting goals of growth of capital and preservation of capital in order to generate a more stable rate of growth relative to an investment in the stock market

Pro-Mix Conservative Term Investment Trust Fund	This fund invests in a conservative mix of stocks, bonds and cash that seeks protection of capital while generating income

Self-Directed Brokerage Account	Account that provides participants access to a wide range of common stocks and mutual funds beyond those available through the Plan

Templeton Foreign Fund	Aggressive long-term capital growth fund that invests in common stocks of companies outside the United States

WESCO International Stock Fund	Fund that invests in the stock of WESCO International, Inc.

In addition, participant account balances transferred from the prior plans may remain invested in the Viacom (formerly “CBS Corporation”) Pooled Stock Fund, although no future contributions may be invested in the Viacom Pooled Stock Fund. Investment income earned by the Viacom Pooled Stock Fund is invested in the American Express Trust Income Fund II in accordance with the plan document.

An account is maintained for each participant, which is credited with the participant’s contributions and an allocation of Company contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s account.

The Investment Committee and the Administrative Committee of the Company’s Board of Directors administer the Plan. Reference should be made to the Prospectus, “What Does Your Future Hold?”, for additional information on the Plan.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2004 and 2003

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are carried at fair value in the accompanying financial statements. Investments in registered investment companies, common/collective trust funds and common stocks are valued by the trustee based on market values of all assets in the funds’ securities portfolio and the number of units in the funds owned by the Plan. Investments in the Viacom Pooled Stock Fund and WESCO International Stock Fund are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) in common/collective trusts, registered investment companies, Viacom and WESCO International stock and other common stocks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2004 and 2003

Other

Administrative expenses, excluding participant loan setup fees, distribution fees and hardship withdrawal fees, are paid by the Company and, therefore, are not expenses of the Plan.

Benefits are recorded when paid.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan has been amended since reviewing the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Employee Loans

Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

The interest rate applied to employee loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on new loans ranged between 5.0% and 6.0% for the fiscal year ended December 29, 2004. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant’s individual account. Loans of approximately $3,159,000 were made from the Plan and loan principal repayments of approximately $2,905,000 were received by the Plan for the year ended December 29, 2004. Interest of approximately $320,000 was received by the Plan for the year ended December 29, 2004 related to employee loans.

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to such participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2004 and 2003

6.	Investments

Investments representing 5% or more of the net assets available for benefits as of December 31, 2004 and 2003 were as follows:

	2004	2003
American Express Trust Equity Index Fund I	$30,704,775	$28,313,897
American Express Trust Income Fund II	*	60,672,391
American Balanced Fund	30,588,760	26,979,066
AXP New Dimension Fund	42,404,868	43,881,568
American Century Value Fund	15,970,409	*
Columbia Acorn Fund	25,260,130	17,192,475
American Express Trust Stable Capital Fund II	59,467,399	*

*	These funds did not represent 5% or more of the net assets available for benefits as of the respective Plan year end.

7.	Related Party Transactions

Certain investments of the Plan are mutual funds managed by American Express. The trustee of the Plan is American Express Trust Company. Participants of the Plan may also elect to invest in the WESCO Pooled Stock Fund. WESCO, Inc. is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

8.	Subsequent Event

The Plan document was amended on June 14, 2005. Following are the significant changes which will affect the Plan.

Effective April 2005, covered employees are automatically enrolled into the Plan at a contribution rate of 3% (covered employees can elect not to participate or change their contribution rate if they desire).

Effective September 2005, participants with pre-tax contribution rates between 1% and 5% will automatically have their contribution rate increased 1% per year until their contribution rate equals 6% (participants can elect not to change their contribution rate if they desire).

In the event that a discretionary contribution is authorized, the amount of the contribution will be based on a fixed schedule with contribution rates determined based on age and continuous years of service.

WESCO Distribution, Inc.
Retirement Savings Plan

Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2004	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
*	American Express Trust Company	AET Midcap Growth II	$—	$1,612,265
*	American Express Trust Company	AET Stable Capital II	—	59,467,399
*	American Express Trust Company	AET Equity Index I	—	30,704,775
*	American Express Financial	AXP New Dimensions Fund	—	42,404,868
	American Funds	American Balanced Fund (Class A)	—	30,588,760
	American Century Investments	American Century Value Fund	—	15,970,409
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	—	25,260,130
	Columbia Mutual Funds	Columbia Contrarian Income Fund	—	7,488,914
	MFS Family of Funds	MFS Value Fund (Class A)	—	4,641,807
	Participant Promissory Notes	5.0%-10.5% due at various dates	—	5,803,516
	Pro-Mix Funds	Pro-Mix Max Term Investment Trust	—	1,912,008
	Pro-Mix Funds	Pro-Mix Extended Term Investment Trust	—	1,157,105
	Pro-Mix Funds	Pro-Mix Moderate Term Investment Trust	—	541,561
	Pro-Mix Funds	Pro-Mix Conservative Term Inv. Trust	—	499,523
	Templeton Funds	Templeton Foreign Fund (A)	—	11,464,327
*	WESCO International, Inc.	WESCO International Pooled Stock Fund	—	10,069,989
	APW Ltd	Common Stock	—	1
	AES Corp.	Common Stock	—	1,345
	Align Technology, Inc.	Common Stock	—	2,172
	Altria Group Inc.	Common Stock	—	3,080
	Fresh Delmonte Produce	Common Stock	—	2,191
	American Ammunition Inc.	Common Stock	—	16
	American Century Investments	American Century Equity Income Fund	—	26,414
*	American Express Financial	AXP Threadneedle European Equity	—	9,728
*	American Express Trust Company	AET Money Market I	—	45,512
*	American Express Trust Company	AET Money Market II	—	225,832
	American Oil & Gas Inc.	Common Stock	—	7,000
	Ametek Inc.	Common Stock	—	10,704
	Anadigics Inc.	Common Stock	—	3,580
	Anheuser Busch	Common Stock	—	3,800
	Applied Materials	Common Stock	—	1,703
	Aquila Inc.	Common Stock	—	19,663
	Arcadia Resources, Inc.	Common Stock	—	18,450
	Arotech Corp.	Common Stock	—	1,837
	Artemis International Sol	Common Stock	—	84
	Artisan Mid Cap Value Fund	Common Stock	—	69,628
	Avolonbay Communities Inc.	Common Stock	—	14,990
	Axonyx, Inc.	Common Stock	—	1,224
	BP Prudhoe Bay Royalty Trust	Common Stock	—	1,932
	Barrick Gold Corp.	Common Stock	—	26,667
	Berkshire Hathaway Inc.	Common Stock	—	2,965
	Biotime Inc.	Common Stock	—	132
	Blockbuster Inc.	Common Stock	—	16,325

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2004	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	Bluegreen Corp.	Common Stock	—	4,790
	Boeing Co.	Common Stock	—	5,207
	Brandywine Funds	Brandywine Income Fund	—	30,260
	Bristol Myers Squibb	Common Stock	—	38,400
	Budget Group Inc.	Common Stock	—	13
	CMGI Inc.	Common Stock	—	5,200
	Callaway Golf Co.	Common Stock	—	661
	Calpine Corp.	Common Stock	—	3,900
	Candela Corp.	Common Stock	—	6,900
	Carmax Inc.	Common Stock	—	7,625
	Chevron Texaco Corp.	Common Stock	—	5,293
	Chilmark Entertainment Group	Common Stock	—	109
	Cisco Systems	Common Stock	—	2,317
	Clear Channel Communications, Inc.	Common Stock	—	2,017
	Colgate Palmolive	Common Stock	—	5,032
	CTS Corp.	Common Stock	—	1,350
	DCH Technology	Common Stock	—	10
	DHB Capital Group, Inc.	Common Stock	—	3,974
	Del Global Technologies Corp.	Common Stock	—	260
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	—	12,821
	Dodge & Cox Funds	Dodge & Cox Stock Fund	—	12,974
	Dualstar Technologies	Common Stock	—	4
	Eagle Broadband Inc.	Common Stock	—	7,260
	Earthshell Corp.	Common Stock	—	325
	Encana Corp.	Common Stock	—	16,878
	Excelsior Funds	Excelsior Fds Inc.	—	10,545
	Federal Mogul Corp.	Common Stock	—	2,576
	First American Corp.	Common Stock	—	3,475
	First Data Corp.	Common Stock	—	2,119
	Focus Enhancements	Common Stock	—	117
	Gabelli Funds	Gabelli Asset Fund	—	6,560
	Gabelli Funds	Gabelli Gold Fund	—	12,736
	General Electric	Common Stock	—	7,678
	Genesis Microchip, Inc.	Common Stock	—	18,642
	Genetronics Biomedical Ltd.	Common Stock	—	5,850
	Geron Corp.	Common Stock	—	4,005
	Halliburton Co.	Common Stock	—	2,777
	Harbor Funds	Harbor Bond Fund	—	5,887
	Harbor Funds	Harbor International Fund	—	17,116
	Heartland Funds	Heartland Value Fund	—	11,497
	Home Depot	Common Stock	—	4,280
	Icon Funds	Icon Information Technology Fund	—	5,039
	Incyte Corp.	Common Stock	—	499

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2004	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	Intel Corp.	Common Stock	—	4,650
	International Game Technology	Common Stock	—	4,442
	Interplay Entertainment	Common Stock	—	14
	Isco International, Inc.	Common Stock	—	740
	Ishares MSCI Australia Index Fund	Common Stock	—	9,882
	Ishares MSCI Pacific Ex Japan Ind Fd	Common Stock	—	10,052
	Ishares Inc.	Common Stock	—	9,942
	Ishares DJ Select Dividend Index Fd	Common Stock	—	4,926
	Ishares MSCI Emerging Markets Index	Common Stock	—	35,726
	Ishares S&P Global Energy Sec Ind Fd	Common Stock	—	38,046
	Ishares TR	Common Stock	—	97,032
	Ishares Cohen & Steers Rlty Maj Ind	Common Stock	—	37,864
	Ishares DJ U.S. Consumer Cycl SEC Fd.	Common Stock	—	3,062
	Ivanhoe Energy, Inc.	Common Stock	—	258
	Janus Funds	Janus Mid Cap Value Fund	—	31,633
	Janus High Yield Fund	Common Stock	—	20,396
	JDS Uniphase Corp.	Common Stock	—	7,337
	K.C.S. Energy Inc.	Common Stock	—	1,454
	Kaire Holdings Inc.	Common Stock	—	32
	Keryx Biopharmaceuticals	Common Stock	—	4,620
	Kinetics Paradigm Fund	Common Stock	—	17,105
	Koninklijke Philips Electrs N V	Common Stock	—	2,641
	Liberty Property Trust	Common Stock	—	8,470
	Loomis Sayles Global Bond Fund	Common Stock	—	5,988
	LSI Logic Corp.	Common Stock	—	5,440
	MGRS Fremont Micro Cap MGRS Fd	Common Stock	—	8,559
	Matrix Advisors Value	Common Stock	—	39,662
	Medtronic Inc.	Common Stock	—	4,922
	Merck & Co.	Common Stock	—	6,448
	Meridian Funds	Meridian Growth Fund	—	18,686
	Meridian Funds	Meridian Value Funds	—	6,813
	Middleby Corp.	Common Stock	—	2,370
	Mirant Corp.	Common Stock	—	1,850
	Mobile Reach International, Inc.	Common Stock	—	25
	Morgan Stanley Eastern Europe Fund	Common Stock	—	73,982
	Nastech Pharmaceutical Co.	Common Stock	—	4,828
	National Health Investors, Inc.	Common Stock	—	11,824
	Netflix.com Inc.	Common Stock	—	632
	Nokia Corp.	Common Stock	—	4,731
	Nortel Networks Corp. New	Common Stock	—	7,256
	Northern High Yield Fixed Income Fund	Common Stock	—	20,393
	Northern Trust Corp.	Common Stock	—	4,876
	Novatel Wireless	Common Stock	—	2,620
	Nvidia Corp.	Common Stock	—	1,836

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2004	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	Oakmark Funds	Oakmark Fund	—	11,985
	Oakmark Funds	Oakmark Equity and Income Fund	—	30,537
	OpenTV	Open TV	—	5,744
	Oracle Systems	Common Stock	—	4,116
	Paychex Inc.	Common Stock	—	6,796
	Pepsico Inc.	Common Stock	—	5,225
	Pfizer Inc.	Common Stock	—	12,949
	Photoworks, Inc.	Common Stock	—	56
	PIMCO Funds	PIMCO PEA Renaissance Fund	—	9,440
	PIMCO Funds	PIMCO Total Return Fund	—	5,809
	PNC Financial Services Group	Common Stock	—	1,594
	Profunds	Profund Ultrasmall Cap Profund I	—	82,578
	Profunds	Profunds Ultra Mid-Cap Profund	—	80,521
	Profunds	Profunds Ultrabull Profund	—	127,954
	Profunds	Profunds Ultraotc Profund	—	79,453
	Purchase Pro.com	Common Stock	—	2
	Qualcomm Inc.	Common Stock	—	10,710
	Ralcorp Holdings Inc.	Common Stock	—	2,050
	RS Partners Fund	Common Stock	—	47,057
	Real Networks Inc.	Common Stock	—	1,932
	Reliant Energy, Inc.	Common Stock	—	39,570
	Renovo Holdings, Inc.	Common Stock	—	15
	Reserve Primary Fund Class A	Common Stock	—	486,820
	RF Micro-Devices	Common Stock	—	2,716
	Robotic Vision Systems	Common Stock	—	6,300
	Royce Total Return Fund	Common Stock	—	5,563
	RTG Ventures, Inc.	Common Stock	—	105
	Sapient Corp.	Common Stock	—	2,415
	Schering-Plough	Common Stock	—	2,112
	Shaw Group Inc.	Common Stock	—	1,794
	Silver Star Energy	Common Stock	—	169
	Sirius Satellite Radio Inc.	Common Stock	—	39,366
	Smithfield Foods	Common Stock	—	2,971
	Sound Shore Fund	Common Stock	—	5,261
	Spectrum Signal Processing	Common Stock	—	250
	Stem Cells, Inc.	Common Stock	—	7,418
	Storage Co.	Common Stock	—	925
	Sun Microsystems	Common Stock	—	5,940
	T. Rowe Price Funds	T. Rowe Price Growth Stock Fund	—	26,326
	Tellabs	Common Stock	—	2,543
	Texas Instruments	Common Stock	—	1,217

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2004	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value
	Thompson Plub and Associates	Thompson Plumb Growth Fund	—	20,705
	Tibco Software Inc.	Common Stock	—	6,525
	Time Warner Inc.	Common Stock	—	2,816
	Transcanada Corporation	Common Stock	—	3,647
	Transmeta Corp.	Common Stock	—	1,610
	Tyco International Ltd.	Common Stock	—	1,451
	Ultra Petroleum Corp.	Common Stock	—	65,543
	UMB Scout Worldwide Fund	Common Stock	—	54,928
	Unigene Labs Inc.	Common Stock	—	12,488
	USAir Group	Common Stock	—	1
	Valeant Pharmaceuticals Intl.	Common Stock	—	2,652
	Vanguard Funds	Vanguard GNMA Portfolio Fund	—	4,150
	Viacom Inc. Class B	Common Stock	—	5,771,393
	Vioquest Pharmaceuticals	Common Stock	—	48
	Wal-Mart Stores	Common Stock	—	2,672
	Walt Disney Co.	Common Stock	—	2,795
	Webmethods Inc.	Common Stock	—	2,145
	Weingarten Realty Investors SBI	Common Stock	—	18,279
	Wexford Tr Muhlenkamp	Wexford Tr Muhlenkamp Fund	—	9,064
	XM Satellite Radio	Common Stock	—	4,930

			$—	$258,137,520

* Denotes party-in-interest, for which a statutory exemption exists.

EXHIBITS

     The following exhibit is filed or incorporated as part of this report:

Exhibit
Number	Description
23.01	Consent of PricewaterhouseCoopers LLP (filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan

Date: June 24, 2005	/s/ Stephen A. Van Oss

Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan
Investment and Administrative Committees